Exhibit 10(x)

September 2, 2011
Doug Goare

RE: Assignment to McDonald’s Europe Franchising S.A.R.L., Luxembourg, Geneva Branch

Dear Doug,

Once again, congratulations on your promotion to President of McDonald's Europe and your relocation to Geneva, Switzerland. We recognize how exciting this change is as well as how challenging it can be to relocate to another country. We look forward to providing you the support and assistance needed through this transition.

We would like to review your compensation and benefits package and other terms and conditions for your assignment to McDonald’s Europe Franchising S.A.R.L., Luxembourg, Geneva Branch (“McD Europe”). While on this assignment, you will remain employed by your current employer, McDonald’s Corporation (“McD Corp”) and will remain on its payroll. The terms and conditions of your employment with McD Corp will remain in full force and effect, except to the extent they are expressly modified by the terms of this letter. It is our mutual understanding that the terms and conditions outlined in this letter will be in effect only for the duration of this assignment.

Your assignment to McD Europe is subject, of course, to your obtaining, and maintaining for the duration of the assignment, all necessary and appropriate medical clearances, foreign government work/residence/entry documents or visa, and your acceptance of the terms and conditions outlined in this letter. It is also governed by such guidelines as are applied to employees of McD Corp and its subsidiaries working on international assignments, as more fully set forth in the Global Assignee Policy. Such guidelines may be modified or amended, from time to time, with or without prior notice to you, consistent with U.S. law.

Outlined below you will find the following:

•	Purpose of Your Assignment

•	Compensation and Benefits

•	Relocation Assistance

•	Other Terms

Purpose of Your Assignment

The primary purpose of your assignment to McD Europe is to fulfill the position of President of McDonald’s Europe. Your role of President of McDonald’s Europe is effective on October 1, 2011 and your assignment to Geneva, Switzerland will be effective January 1, 2012. The duration of the assignment is expected to be at least three years. This assignment may be extended by mutual agreement.

You will be based at the offices of McD Europe at Boulevard du Theater 3; 1204 Geneva, Switzerland and you will report to Donald Thompson, President and Chief Operating Officer of McDonald’s Corporation. During your assignment, you shall:

•	provide such services as are requested from time-to-time by McD Europe, acting on behalf of McD Europe;

•	perform such services and act in the capacity in which you are seconded with all reasonable skill, judgment, care and diligence, in accordance with good industry practices and international standards;

•	devote the whole of your time, attention and skill to the duties of your assignment, and will not engage in activities or another work project for any other person;

•	not negotiate or enter into any contracts in the name of McD Corp as you acknowledge that you are not authorized to take any such action.

You agree to perform all services and duties hereunder in a manner consistent with applicable law and the professional and public responsibilities of a similarly situated individual employed by McD Europe. You agree and acknowledge that, you shall comply with all of McD Europe’s written policies applicable to employees working in Geneva, Switzerland.

You also acknowledge that during your assignment, you may be reasonably required to act or serve as an officer, authorized signatory, nominee or in any other official capacity on behalf of McD Europe, as may be required by McD Europe. Upon the termination of your assignment to McD Europe, you undertake to resign all or any such appointments as requested.

Compensation and Benefits

Your compensation and benefits package is designed to provide you with a level of compensation and benefits that is approximately comparable to your home country of the United States (“U.S.”), which is also referred to as your “point of origin.” McDonald’s uses a balance sheet approach to help ensure that your standard of living in Geneva, Switzerland will be reasonably comparable to that you would have enjoyed in the U.S. We have taken into consideration information provided by an external consultant regarding differences in costs that may reasonably be anticipated as a result of living in Geneva, Switzerland.

A copy of your assignee compensation worksheet (balance sheet) is attached to this letter.

Base Salary

Your new salary effective October 1, 2011 will be US$ 525,000. You will receive annual salary and performance reviews based on McD Corp guidelines as approved by the Compensation Committee. Your next salary review will be on March 1, 2012.

Your base salary may include, but will not be increased by, a fixed sum for expenses, the amount of which is subject to annual negotiations between the competent tax authorities and McDonald’s. The agreed amount is not taxable in Switzerland provided that you are resident in Switzerland and the Swiss tax authorities have given their approval.

Target Incentive Program (TIP)

You will be eligible to be considered for a TIP payment under McD Corp’s targeted incentive program. In the event you are promoted while on assignment to a position with a different target percentage, the percentages will be pro-rated during the year in which the promotion occurs. The team performance factor of TIP will be pro-rated based on the locations and business units to which you were assigned during the course of the year. The TIP calculation will be based on the year-end business performance of each applicable business unit. The timing of the TIP payment is governed by the Global Assignee Policy.

Long Term Incentives

You will continue to be eligible for long term incentives, which include stock awards and CPUP, based on McD Corp’s guidelines.

Retirement Plans

Subject to plan rules and eligibility, while on this assignment you will continue to participate in the retirement plan(s) in which you participated prior to this assignment as an employee of McD Corp.

Cost of Living Differential

A net cost of living adjustment (COLA) is a differential paid to compensate you for the higher costs of goods and services in Geneva, Switzerland as compared to the U.S. The amount of COLA is adjusted up or down as warranted due to an index fluctuation of 5 or more points.

Business Expenses

In addition, McD Europe shall reimburse you for all reasonable travelling, hotel and other out-of-pocket expenses which are properly and necessarily incurred by you in the performance of your duties and for which receipts or other supporting documents (if required) are provided to the reasonable satisfaction of McD Europe and in accordance with the business and travel policies of McD Europe.

Family Allowance

You will receive a family allowance to compensate you for additional family expenses. The amount of this allowance is US$ 5,000 net annually for your accompanying spouse. Your family allowance payment will be paid through your payroll on an annual basis. Details concerning timing of payments, pro ration of first year allowance based on the starting date of the assignment, and other matters, are governed by the Global Assignee Policy.

Home Leave Allowance

You are eligible to receive an annual home leave allowance equal to the cost of two round trips between Geneva, Switzerland and Chicago, Illinois for you and your spouse. The allowance will be based on business class airfare for flights over 6 hours in length or round-trip coach airfare or lowest available fare during peak season for shorter flights.

While you are encouraged to return home on your leave, you may choose other destinations. Details concerning timing of payments, pro ration of first year allowance based on the starting date of the assignment, and other matters, are governed by the Global Assignee Policy.

Medical Coverage/Insurance

You will be provided with medical insurance coverage through CIGNA that is approximately equivalent to that which you have had while working in the U.S. The selection of insurance provider and determination of equivalence will be solely within McDonald’s Corp’s discretion. In the event that you are contributing to medical coverage/insurance in the U.S., an equal amount will be deducted from your pay while on assignment. This amount will be adjusted if the amount you would pay if you remained in the U.S. is adjusted for employees at your level.

Holidays/Vacation

You will follow the public holidays schedule in effect in Geneva, Switzerland. You will continue the same eligibility for vacation as in the U.S. Your work schedule will be in accordance with the work schedule of McDonald’s office in Geneva, Switzerland.

Sabbatical Entitlement

Your eligibility for sabbatical will be determined under McD Corp’s policy. If you intend to take your sabbatical during your assignment you must give at least 6 months advance notice and obtain permission from both McD Corp and McD Europe prior to taking the sabbatical.

Company Car

You will receive a company car in accordance with Geneva, Switzerland’s company car program. If you are contributing to provision of a company car in the U.S., an equal amount will be deducted from your pay while on assignment. This amount will be adjusted if the amount you would pay if you remained in the U.S. is adjusted for employees at your level.

Tax Equalization

You will be eligible for tax equalization during your international assignment, which is governed by the Global Assignee Policy. The objectives of the tax equalization program are:

•	to ensure the employee working outside of his/her home country does not either materially gain or incur an additional tax burden as a result of the international assignment; and

•	to provide tax assistance to the employee to ensure compliance with home and host country tax laws.

Under the Global Assignee Policy, you will pay approximately the same amount of income and social taxes that you would have paid if you had remained working in the U.S. Since your actual U.S. federal, U.S. state and Swiss income and social taxes may be more or less than what you would have paid in the U.S., the following process will be used to tax equalize you:

•
A hypothetical U.S. federal and Illinois state income tax will be withheld from your base salary, TIP, and long term incentives. The hypothetical tax withheld is an estimate and will be reconciled as described below. Actual U.S. social taxes will continue to be withheld to the extent possible.

•
Once your U.S. federal, U.S. state, and Swiss income tax returns have been prepared, a calculation of your final U.S. federal and Illinois state hypothetical tax will be made. This calculation will include your personal income such as interest, dividends and sales of property, etc.

•
The computed U.S. federal and Illinois state hypothetical tax will be compared to the U.S. federal and Illinois state hypothetical tax that was withheld throughout the year. If the withholding was higher than the computed hypothetical tax, McD Corp will refund the difference to you within 30 days.

•	McD Corp and McD Europe will make payments of any actual U.S. federal and state and Swiss income and social taxes either by making the payments directly or by reimbursing you.

McDonald's has retained the accounting firm of Deloitte Tax LLP to prepare your U.S. federal, U.S. state, and Swiss income tax returns and to prepare the hypothetical tax reconciliation calculations.

Relocation Assistance

Please contact Tracy Toth in Oak Brook to review your relocation assistance (+1 630 623 7798/tracy.toth@us.mcd.com).

Relocation Services

An external relocation company will provide you with assistance throughout your relocation, including assistance with the following items:

•	Relocation Policy Consulting

•	Assignment Housing Search Assistance

•	Assignment Lease Negotiation

•	Payments of Rent and Deposits

•	Property Management or Home Sale Assistance - home country

•	Shipping and Storing your Goods

•	Temporary Living Accommodations

•	Destination Services

•	Settling in Services

•	Cross Cultural Training

•	Language Training

•	Relocation Reimbursements

•	Repatriation Assistance

Property Management or Home Sale Assistance - Home Country

McDonald’s will provide you with reimbursement of reasonable and customary costs for either property management or home sale assistance for your primary home country residence subject to Compensation Committee approval as required.  Covered costs for selling include reasonable, customary and non-recurring home sale expenses including brokerage commission up to 6% and potential loss on sale as covered under McDonald’s home owner relocation program.  Any additional expenses associated with housing you decide to maintain in the U.S. during your assignment are your responsibility. Upon repatriation, assistance with home purchase costs is not provided.

Assignment Housing

•	Your Monthly Rental Housing Budget is CHF 15,600.

•	Your Monthly Rental Furniture Budget is CHF 4,680.

•	Your Total Combined Monthly Housing Budget is CHF 20,280.

Your monthly housing budget includes rent and can be used for parking fees. In addition to the rental housing budget, basic utilities such as gas and electric will also be paid by McD Europe. Any amounts over your combined rental housing and furniture budgets (stated above) are your responsibility. All other housing costs such as telephone, internet, cable TV, maids, lawn service and personal goods, pest control, and personal property and liability insurances are also your responsibility. Your housing budgets assume that all required maintenance costs are included under your lease agreement.

McDonald’s Corp. has the discretion to change the final housing budget to reflect current market data at the time of your relocation.

Cross Cultural Training and Language Lessons

You and your accompanying spouse will be provided with cross-cultural training. You and your accompanying spouse are also eligible for language lessons. All arrangements for cross-cultural training and language lessons should be made through the relocation company.

Relocation Allowances

•
A Miscellaneous Moving Allowance equal to one month of your current annual gross base salary is paid at the time of relocation to the assignment location and again upon repatriation up to a maximum of US$ 10,000 (net). This allowance is intended to cover all miscellaneous and incidental relocation expenses.

•	You are also eligible for an Appliance Allowance reimbursement for large appliance purchases necessary upon arrival to your assignment location, up to the maximum of US $3,000 (net).

Shipment and Storage of Goods

You are eligible for:

•	One air shipment of 750 pounds/340 kilos

•	One ocean shipment of 40ft/67m3

•	Storage of remaining belongings in the U.S. (as necessary) for the duration of your assignment but not to exceed five (5) years.

Covered services include packing, loading, transportation, transit insurance, storage, unloading, unpacking and removal of empty boxes at destination. Prohibited items are excluded.

Direct Family Move

McD Europe will pay for travel expenses to your assignment location for you and your spouse. McD Europe also will cover reasonable excess baggage and meal costs for you and your spouse during the trip.

Temporary Living

If you are unable to secure housing that coincides with your arrival date, McD Europe will provide temporary living accommodations for you and your spouse for up to a 60-day period.

Repatriation Relocation Assistance

Upon repatriation (returning to the U.S.), McD Corp will support you with the Global Assignee Program that is in effect when you begin your relocation back to your home country.

Other Terms

Human Resource Policies

To the extent not altered in this assignment letter, McD Corp’s benefits and compensation guidelines and global assignee policies (including vacation, home leave, tax equalization, and other benefits and compensation guidelines) will apply to you and your family. Such guidelines and policies may be changed from time to time by McDonald’s Corp at its sole discretion, consistent with U.S. law.

Termination While Overseas

Your assignment to McD Europe may be voluntarily ended by you or involuntarily by either McD Corp or McD Europe at will, with or without notice or reason, and without payment of any indemnity. If your assignment ends for whatever reason and you continue to be an employee of McD Corp or a McDonald’s subsidiary or joint venture, you will be provided or reimbursed for return airfare (business class airfare will be used for flights over six hours and coach/economy class for shorter flights) for you and your spouse. Within prescribed limits and in accordance with policy, your household goods will be shipped to your point of origin or, if appropriate, to the place of your next assignment, whether in or outside the U.S.

If you voluntarily terminate your employment with McD Corp while on assignment, you are solely responsible for your own and your family’s relocation and repatriation. If your employment with McD Corp is involuntarily terminated while you are on assignment, McD Corp will provide or reimburse you for return airfare (business class airfare will be used for flights over six hours in length or coach/economy for shorter flights) for you and your spouse, and will provide for shipment of your household goods within prescribed limits to your point of origin. This reimbursement and shipment is contingent on your moving back to the U.S. within 60 days of termination.

You understand that this letter is not to be construed as a guarantee of employment for any period of time and that your employment with McD Corp shall continue to be terminable at will.

Extension of Assignment/Localization

The duration of your assignment to McD Europe may be extended based on business needs and career plans by written mutual agreement. As outlined in the Global Assignee Policy, you may be considered for localization to the payroll of McD Europe if you stay in the same assignment location for over five years. In localization, the terms and conditions of employment with McD Europe will be established for you with consideration given to local practice and policy. The President and Chief Operating Officer of McDonald’s Corporation must approve any extension of assignee status beyond five years in the same location.

Governing Law

This assignment letter shall be governed by and construed in accordance with the laws of the U.S. and the State of Illinois, without reference to principles of conflicts of laws. To the extent that you are entitled to rights, benefits or compensation under the laws of Switzerland, as well as, the U.S. and the State of Illinois, you agree that you will be entitled to such rights, benefits, or compensation that are no greater than those provided to you under the terms of this letter agreement, so that any advantages that may accrue to you under the laws of both jurisdictions may not be combined. In the event of any dispute arising with respect to this assignment letter, which cannot be amicably resolved, the courts of the U.S. and the State of Illinois shall have sole and exclusive jurisdiction over any and all such claims.

Data Protection

Personal information related to you and your family in connection with your employment and your assignment will need to be processed for purposes related thereto, and such information may need to be sent to and from Switzerland and the U.S. The laws and regulations relating to the processing of data in these countries may differ from those of your home country and from one another. By signing below, you unequivocally agree on behalf of yourself and your family members to all such transmittal and processing of such data.

For more information on any of the matters in this letter, please go to the Global Mobility section of the Global Human Resources website on accessmcd.

Summary
Please accept our congratulations and wishes for your success on your new assignment. If you should have any questions, please contact Tracy Toth.

McDonald’s Corporation

/s/ Rich Floersch	September 14, 2011
Rich Floersch	DATE
Executive Vice President, Chief HR Officer

McDonald’s Europe Franchising S.A.R.L.
Luxembourg, Geneva Branch

/s/ Mahrukh Hussain	September 13, 2011
Mahrukh Hussain	DATE
Vice President, European General Counsel

Please sign and return this letter to Tracy Toth.

I hereby agree and accept this assignment as outlined above. I understand that nothing contained herein shall be considered to be a guarantee of employment for the estimated duration of the assignment. I ACKNOWLEDGE THAT I HAVE RECEIVED, READ AND UNDERSTAND McDONALD’S GLOBAL ASSIGNEE AND TAX EQUALIZATION POLICIES.

/s/ Doug Goare	September 16, 2011
Doug Goare	DATE
President of McDonald’s Europe

CC: Varsha Vig - Global Mobility
Kara McClain - Deloitte Tax LLP Contact -- Chicago
Alan Tecktiel - Corporate HR
Jane Gibbon - Europe HR